                                PRESS RELEASE
                             FOR IMMEDIATE RELEASE

   GulfMark Offshore Announces Positive Earnings Guidance & New Contracts


     HOUSTON, TX., October 2, 2001 -- GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced positive guidance for the third and fourth quarter 2001 earnings outlook as well as an update to its forward contract cover position occasioned by several new contracts.

     Mr. Bruce Streeter, President & COO of GulfMark, said "Recently there have been a number of downward revisions announced in the earnings expectations for public companies in the supply boat sector of oilfield services issued by both the companies and the analysts that cover them. These revisions have been attributed to the slowdown in the U.S. economy and downward pressure on commodity prices resulting in decreased expectations for
oil service activity.   Despite the negative impact of these factors on both
the financial and commodity markets, GulfMark has been able to maintain the momentum established throughout the first half of the year. We anticipate the 3rd quarter will exceed analysts' estimates and, although early in the quarter, the 4th quarter could also be above analysts' expectations. This is all due to improvements in our contract position for the balance of the year 2001 as well as 2002."

     GulfMark announced that ASCO plc agreed to a five-year charter plus options for the Company's new construction platform supply vessel, a UT 745 design slated for delivery in March 2002. In addition, ASCO plc also chartered the Stream Truck, a UT 745 PSV acquired in the Sea Truck acquisition, for a three-year period plus options, with the contract scheduled to begin in the middle of the 4th quarter of 2001. ASCO plc has indicated that these vessels would enhance their capability to meet the high specification demands of their customers well into the middle of the decade.

     The Company also announced a number of additional contract commitments which had been finalized in recent weeks including: (1) the bareboat chartered AHTS operating in Brazil has been extended into June of 2002; (2) the one-year contract of Southeast Asia based Seawhip (included in previous contract cover statistics) started during the second half of August; (3) the Company was advised the contract for the Sea Conquest operating in Malaysia was being extended for one year into October 2002; (4) several of the North Sea based vessels had options exercised for the balance of 2001 and substantially all of 2002 (North Challenger, Highland Champion and Mercury
Bay); (5) the Highland Warrior and Highland Champion were awarded six-month contracts starting when the current charter commitments are complete; and (6) two of the Company's North Sea based vessels were awarded construction season contracts for 2002 totaling a minimum of 170 days.

     Commenting on the contracts, Mr. Streeter said "We are extremely pleased with the award of the contract for our second newbuild vessel in addition to the commitments on our other vessels. The agreement for the newbuild is consistent with our strategy to market and charter the new vessels when market conditions were appropriate. In contracting the Stream Truck and the Highland Warrior, we have fully committed our very large PSV's for the balance of 2001 and well into 2002. The result is the highest level of forward contract cover for the ensuing 15 months in the Company's history. During strong market periods such as we are experiencing today, we believe it is in the best interests of the Company and our customers to establish term charters that provide a consistent level of quality service at an identifiable cost.

GulfMark will continue to seek these relationships which provide a predictable source of earnings and cash flow in these uncertain times."

     The forward contract cover for GulfMark reflecting the announced changes is now as follows:

                                            Year 2001
                                            (2nd Half)            Year 2002
                                       -------------------   ------------------
                                                 Including             Including
  Region                                 Firm     Options      Firm     Options
----------------                       --------  ---------   --------  --------
North Sea.............................    92.0%      92.8%      57.6%     84.8%
Southeast Asia........................    75.0%      75.0%      17.0%     23.7%
Brazil................................    80.8%      80.8%      15.6%     15.6%
                                       --------  ---------   --------  --------
    Total.............................    86.1%      86.6%      43.0%     62.3%
                                       --------  ---------   --------  --------



     When asked how this level of contract cover would reflect on the last two quarters of the year, Mr. Streeter said, "We expect to exceed the recent First Call estimate of $0.77 for the 3rd quarter and anticipate that earnings will be at or above $0.80 per share. It is early to speak to the 4th quarter; however, given the current forward contract cover for the balance of the year, we believe we are on target for full year results in the range of $2.45 to $2.55 per share, excluding the deferred tax recapture of $1.92 recorded in the second quarter. Our forward contract cover in 2002 and beyond is primarily in support of production activities and, as such, is not severely impacted by changes in offshore drilling activity." Mr. Streeter concluded by saying "If market conditions stay consistent with where they are now, the current level of forward contract cover continues to increase and the remaining three newbuild vessels are contracted at favorable terms, 2002 will be a very strong year for GulfMark."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a total fleet of fifty (50) offshore support vessels including thirty-nine (39) owned, four (4) bareboat chartered and seven (7) managed vessels, operating primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:     Edward A. Guthrie, Executive Vice President
             (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: prices of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects; and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

                                   2